

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2024

Ryan Steelberg
Chief Executive Officer
Veritone, Inc.
1615 Platte Street, 2nd Floor
Denver, Colorado 80202

> **Re: Veritone, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 12, 2024**
> **File No. 333-280148**

Dear Ryan Steelberg:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kyle Wiley at 202-344-5791 or Matthew Derby at 202-551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Logan Tiari